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                       [SHEARMAN & STERLING COMPANY LOGO]
            801 PENNSYLVANIA AVENUE, NW | WASHINGTON, DC | 20004-2634 WWW.SHEARMAN.COM | T +1.202.508.8000 | F +1.202.508.8100


aarms@shearman.com                                               August 10, 2006
(202) 508-8025


Via Edgar and By Hand

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention: Mr. Matthew J. Benson, Esq.

Dear Mr. Benson:

                           EDDIE BAUER HOLDINGS, INC.
             REGISTRATION STATEMENT ON FORM 10 (FILE NO. 000-51676)

      We refer to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter to Eddie Bauer Holdings, Inc. (the "Company"), dated July 11, 2006, with respect to Amendment No. 1 to the Registration Statement on Form 10, File No. 000-51676 (the "Registration Statement"), filed by the Company with the Commission under the Securities Act of 1933, as amended, (the "Securities Act"), on June 27, 2006.

      The Company has requested that we submit this response letter on its behalf. The information contained herein has been provided to us by the Company. The numbered paragraphs and headings below correspond to the order of the Staff's comments, which are repeated below in bold for your reference.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 57

1. We note the statement that you do not expect to change your business turnaround strategy or change the planned capital expenditures as a result of your decision to explore strategic alternatives. We also note disclosure in the risk factor appearing at the bottom of page 27 indicating that your management will need to devote a substantial amount of time in evaluating your strategic alternatives and this may divert attention away from your turnaround efforts. Please reconcile the disclosure and revise as appropriate.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DUSSELDORF  |  FRANKFURT  |  HONG KONG  |
LONDON | MANNHEIM | MENLO PARK | MUNICH | NEW YORK | PARIS | ROME | SAN FRANCISCO | SAO PAULO | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

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      RESPONSE: The Company does not intend to modify either its business turnaround strategy outlined on pages 9 and 10 of the Registration Statement or its planned capital expenditures described on page 76 of the Registration Statement in light of the Company's decision to explore strategic alternatives. Consideration of the strategic alternatives should not cause the Company to either change its underlying turnaround strategies nor significantly delay implementation of those strategies. The Company proposes addressing this comment by adding revised language to the statement in Management's Discussion and Analysis of Financial Condition and Results of Operations to be contained in its Form 10-Q for the quarter ended July 1, 2006. The Company proposes the following language "[w]e do not expect that the consideration of the strategic alternatives should cause us to either change our underlying turnaround initiatives or significantly delay implementation of those strategies."

IMPAIRMENT OF INDEFINITE-LIVED INTANGIBLE ASSETS, PAGE 63

2. We have reviewed your response to comment 12 in our letter dated May 31, 2006. Please tell us why you did not test goodwill for impairment at the operating segment level, as required by paragraph 30 of SFAS 142. Considering your recent trademark impairment charge, operating losses and the declines in net merchandise sales and comparable store sales for the third and fourth quarters of fiscal 2005 and the first quarter of fiscal 2006, please also tell us why you believe the significant factors utilized in your discounted cash flow model at December 31, 2005 should not be updated from those used for your fresh start reporting in July 2005. Please also explain why these recent events did not trigger testing of goodwill for impairment as of a more recent date as set forth in paragraph 28 of SFAS 142.

      RESPONSE:

      a. As described in previous Response 12, the Company is a single integrated business unit whereby all of the operating segments are supported by just one reporting unit. In this regard, all of the necessary inputs, processes, and outputs necessary to conduct a business (as defined by EITF 98-3) and maintain a revenue stream on a stand alone basis are shared by each of the Company's operating segments, e.g., Eddie Bauer brand name, human capital, management, marketing, product development, sourcing, human resources, information systems, production process, distribution facility and call center. Accordingly, because the Company operates as an integrated business unit, the value of its goodwill is primarily attributable to the inputs, processes, and outputs which are shared by its operating segments. As such, the Company does not believe there is a reasonable or supportable basis to allocate goodwill to each of its operating segments in accordance with paragraph 34 of SFAS 142. As a result, the Company did not test goodwill for impairment at the operating segment level.

      b. The Company engaged Duff & Phelps, LLC to provide valuation consulting services regarding the application of SFAS 142 as of December 31, 2005. Duff & Phelps had


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            previously assisted the Company in determining the fair value of certain assets for fresh start accounting purposes, including identifiable intangible assets and goodwill, as of July 2, 2005. In determining the appropriate cost of capital and terminal growth rate to be used for the Company, Duff & Phelps reviewed and updated the calculations and market interest rates used in the July 2, 2005 analysis. Between July 2, 2005 and December 31, 2005, long-term interest rates increased only modestly (e.g., the 20-year U.S. Government Bond yield increased from 4.37% to 4.61% over the period) while expectations for long-term inflation rates remained static. The slight differences in market data between the two periods did not indicate a material change in the significant factors used in Duff & Phelps' analysis. Based on this review, the Company determined that the change in market interest rates and market risk factors between July 2, 2005 and December 31, 2005 did not warrant a change in the significant factors used in the estimation of fair value, such as cost of capital and terminal growth rate. As discussed below, the Company's long-range plan (the "LRP") incorporating the sales declines of the second half of 2005 and anticipated sales declines in the first half of 2006 was used in testing of goodwill for impairment as of December 31, 2005.

      c. The Company completed its annual test of goodwill impairment in the fourth quarter of 2005. The impairment evaluation was completed using the Company's LRP. The LRP was developed considering historical experience, including the sales declines in the third and fourth quarters of 2005 and projected performance, including anticipated sales declines in the first quarter of 2006. Actual experience for the first quarter of 2006 closely approximates the LRP. These actual and projected sales declines contributed to the impairment of trademarks that was recorded in December 2005. The Company will continue to monitor its performance in comparison to the LRP and will test for impairment if events or circumstances, including unanticipated sales declines, indicate that it would be more likely than not that the fair value is below its carrying amount.


SOURCES OF LIQUIDITY, PAGE 72

3. Please explain more specifically how your recent announcement to evaluate strategic alternatives will impact your need for, or the availability of, financing.

      RESPONSE: The Company proposes adding clarifying language to the liquidity discussion to be contained in its Form 10-Q for the quarter ended July 1, 2006 giving more specific examples of the potential impact on the Company's need for financing and the availability of financing that may result from the Company's decision to explore strategic alternatives. The Company proposes the following language:

            "For example, in the event we need to seek additional sources of liquidity potential lenders may be unwilling to advance funds until the uncertainty about

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            our future is resolved. In addition, the nature of strategic transaction, if any, could affect the availability of financing or result in the retirement of the term loan or credit facility which would impact our liquidity."

FINANCIAL STATEMENTS AND EXHIBITS

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

NOTE 5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(d) SEGMENTS, PAGE F-23

4. We have reviewed your response to comment 21 in our letter dated May 31, 2006 and do not object to the aggregation of your operating segments due to the immateriality of your licensing/international operations. However, you should separately report your licensing/international operations to the extent those operations become material in future periods. Since paragraph 19 of SFAS 131 requires information about other business activities and operating segments that are not reportable to be disclosed in an "all other" category, please confirm that you will separately present an "all other" category in future periods to the extent these operations become material.

      RESPONSE: The Company agrees to separately report its licensing/international revenues in an "all other" category in accordance with paragraph 19 of SFAS 131 in the event those revenues become material to the Company's business taken as a whole.

(F) REVENUE RECOGNITION, PAGE F-23

5. We have reviewed your response to comment 23 in our letter dated May 31, 2006, including Appendix 1.1, and note that your breakage percentage exceeds the current unredeemed percentage of gift cards issued during each fiscal year from 1996 through 2000. We further note that your breakage percentage exceeds the cumulative unredeemed percentage of gift cards issued from fiscal 1996 through 2002. Based on the historical redemption data you provided, it appears that your ultimate breakage percentage would be more consistent with the fiscal 1996-2002 cumulative unredeemed percentage as derived from Appendix 1.1 or even the cumulative unredeemed percentage of gift cards issued from fiscal 1996 through 2000 or 2001. Please justify why you believe your breakage percentage should exceed these historical amounts.

      RESPONSE: The Company believes that the analysis presented on Appendix 1.2, as opposed to Appendix 1.1, is the best analysis upon which to base its estimate of breakage rate. The intent of Appendix 1.1 was to estimate a breakage period rather than a breakage rate. The Company was aware that the redemption data as presented on Appendix 1.1 did not reconcile to the data presented on Appendix 1.2. However, Appendix 1.2 data could not be used to determine the redemption period as that data set only included the

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      outstanding gift cards at fiscal year-end; monthly redemptions could not be determined from that data set.

      Both Appendix 1.1 and 1.2 are based on data derived from our gift card database. The gift card database was established in 1996 as a marketing support system primarily aimed at facilitating the printing of gift cards not at providing information for financial reporting. The gift card system is not a "stored value" system. Issued cards are tracked in the database by card number, date issued and issued amount. When a gift card is redeemed, whether fully or partially, the system reflects this action as a 100% redemption. If the card was only partially redeemed, a new gift card, with new date, amount and card number is issued to the customer for the difference. As a result, to the extent that partial redemptions occur, the raw data from the gift card database overstates the redemption amount for the portion reissued on a new card. In 2002, the system was upgraded to permit reporting of year-end unredeemed balances tied to year of gift card issuance and reconcile the treatment of partial redemptions as of such date. Prior to that period, it is not possible to calculate the year-end balances and in connection with those calculations, eliminate overstated redemptions.

      The data in Appendix 1.1 is the result of retrieving information from the gift card database since its inception in 1996. The analysis was structured in a way to sort card issuances by card number and issued date and measure the time period elapsed to the date of redemption. The Company chose to present data beginning in 1996 to provide the maximum available experience for estimating the average time elapsed between a card's issuance and its redemption or cancellation. However, because the gift card database is unable to specifically relate a reissued card to the date of the original issuance, the analysis only measures the time elapsed between the card's original issuance and its first redemption, either in full or part. The total amount of such cards partially reissued is not material to the analysis in determining the time period to redemption, as can be seen from the minor difference between cumulative redemptions in the appendices and the Company believes that it would not change its conclusions as to the breakage period to be used for accounting purposes. Accordingly, the Company concluded that this data was not only responsive to your request but it provided the best estimate of a breakage period. As the Appendix 1.1 data includes both issuances and reissuances in "issuances" and redemptions of both issuances and reissuances in "redemptions", the "% of issuances- Cumulative" data is not reliable for determining the total breakage percentage as compared to original issuances. However, the Company believes that Appendix 1.1 provides the most reliable data for measuring the date of redemption versus the date of original issuance for the reasons described above.

      As noted, the Company is not able to provide the year-end balances tied to year of gift card issuance for periods prior to 2002 that would be necessary to reconcile Appendix 1.1 to remove the overstatement of redemption experience for these periods. As a result, the Company presented in Appendix 1.2 the fully reconciled redemption experience beginning in 2002, the first year for which such data is available, and used it to calculate

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      the breakage rate. These amounts are based on year-end balances that reconcile partial redemptions and are tied to reports used to generate accounting entries with supportable, verified data. In addition, they have been relied upon by the Company in its historical breakage calculations and subjected to audit by the Company's independent public accountants. The Company believes that the calculations in Appendix 1.2 provide the best estimate of a breakage rate.


6. We have reviewed your response to comment 24 in our letter dated May 31, 2006 and do not agree with your characterization of the costs of your loyalty programs as advertising expense. Based on our understanding of your loyalty programs, it appears that free or discounted products and services earned by your customers should more appropriately be classified as cost of sales. Please explain to us where you record the reversal of the associated accrued liability in your statement of operations when the award is ultimately redeemed and provide us with the amounts recorded as advertising expense under your loyalty programs for each period presented in your financial statements.

      RESPONSE: The Company currently recognizes a liability and advertising expense as customers earn points based on the estimated amount of earned benefits that will be exercised by customers in the future. The Company has historically recorded this amount as a liability and advertising expense when earned by the customer. When the customer redeems their points for product, the Company recognizes a sale (and corresponding cost of sale) and reduces the liability.

      The Company offered a limited pilot program during the reported periods, and has recorded advertising expense of $0.1, $1.0, and $0.7 million in the first quarter of fiscal 2006, and fiscal years 2005 and 2004, respectively.

      The Company will recognize the cost of the loyalty program as cost of sales prospectively beginning with the financial statements presented for the quarter ending July 1, 2006. Due to the immaterial amounts recorded in prior reported periods, the Company intends to make the change prospectively and does not intend to reclassify previously reported expense.


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If you have any questions regarding the above, please do not hesitate to contact
Mark Hyland at (415) 616-1181 or me at (202) 508-8025.

Sincerely,

/s/ Abigail Arms
----------------
Abigail Arms



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cc:      Andrew Blume - Division of Corporation Finance
         William Choi - Accounting Branch Chief
         Eloise Quarles - Special Counsel
         David Taylor, Interim Chief Financial Officer (w/o enclosures)
         Shelley Milano (w/o enclosures)
           Senior Vice President and General Counsel, Eddie Bauer Holdings, Inc.
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